

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2013

<u>Via E-Mail</u>
Veronica Trifon
Chief Executive Officer
ILoadApp
190/1 Alba Iulia St.
Chisinau, Moldova MD2071

> **Re: ILoadApp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 19, 2013**
> **File No. 333-190786**

Dear Ms. Trifon:

      We have reviewed your amended registration statement and response letter dated November 18, 2013, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated October 22, 2013.

<u>General</u>

1.   We note that the marked copy submitted as correspondence contains material variations from the amended registration statement you filed. For example, the maximum net proceeds on page 6 of the marked copy do not reconcile to the filed copy. With your next amendment, please ensure that the marked copy accurately reflects the amendments to your document, is "filed" and not submitted as correspondence, and conforms to the requirements of Item 310 of Regulation S-T.

2.   We note your revised disclosure in response to prior comments 3 and 8; however, it appears that the account you have established, or propose to establish, is a separate bank account under your control, not an "escrow" account, which is generally understood as an account whose funds are held by a third party depositary on your behalf and released only upon satisfaction of specified conditions. Please revise to clarify that any proceeds from the offering will be held in a separate bank account under your control and delete all references to an "escrow" account. In addition, given your response that you have not opened an account with the National Bank of Moldova, which is inconsistent with your prior disclosure, please tell us whether, in fact, you currently have an existing, separate account with ProCredit Bank for the purpose of receiving offering funds. Further, tell us supplementally whether you currently have any other existing business accounts with ProCredit or any other bank.

Registration Fee Table

3.   Footnote 2 to the registration statement fee table indicates that 1 million shares of common stock are being registered by the selling shareholders, which is inconsistent with your disclosure throughout the prospectus. Please revise as appropriate.

Cover Page

4.   Although we note your response to prior comment 6, we are unable to concur with your assertion that you are not a shell company as that term is defined in Rule 405 of the Securities Act. We specifically note that you have no or nominal operations, nominal assets, and assets consisting of cash, cash equivalents and nominal other assets. This assessment is consistent with, and reflected throughout, your prospectus and the financial statements presented. Accordingly, please revise your disclosure to state on your prospectus cover page that you are a shell company and add a risk factor that highlights the consequences of being a shell company, including that Rule 144 would be unavailable for the resale of your shares.

Terms of the Offering, page 6

5.   Please review your document throughout and revise to provide consistent disclosure regarding the anticipated expenses and net proceeds associated with this offering. We note, for example, your statement that net proceeds from this offering would be $5,807 if all the shares being offered by the company were sold. However, this dollar amount is inconsistent with the Use of Proceeds table on page 22, where you state that your maximum net proceeds would be $4,193 while your maximum offering expenses would be $5,807. Similarly, on page 23 under "Dilution," your calculation of net tangible book value after the offering appears to assume that the offering proceeds will significantly exceed $4,193.   See also footnote 4 to the registration fee table.

        Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

                                                            Sincerely,

                                                            /s/ Maryse Mills-Apenteng

                                                            Maryse Mills-Apenteng
                                                            Special Counsel

cc: Via E-Mail
        Thomas C. Cook, Esq.
        The Law Offices of Thomas C. Cook, Ltd.